November 26, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On September 30, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Changing Parameters Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on November 14, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please review and revise as appropriate the disclosure pertaining to electronic delivery of shareholder reports pursuant to Item 27 of Form N-1A.

Response: The disclosure in question has been removed, as the Fund does not intend to avail itself of Rule 30e-3.

2.	Comment: Please confirm if the Fund intends to sell shares as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund does not intend to sell clean shares.

3.	Comment: It is unclear to the staff whether the name of the Fund reflects the name of the adviser and/or a particular strategy used by the Fund. If the name reflects a particular strategy, please include additional disclosure in the Fund’s principal investment strategy. If not, please supplementally explain why the name is not misleading as a reasonable investor might infer that the name conveys a particular type of strategy.

Response: The Registrant confirms that the Fund’s name, “Changing Parameters Fund” reflects the name of the Fund’s adviser, “Changing Parameters, LLC”. The Registrant notes that the adviser’s name is clearly present on the cover page of the Prospectus, as well as throughout the

Registration Statement where applicable. Given this ample disclosure, and obviously similarity between the name of the Fund and the adviser, the Registrant does not believe that a reasonable investor might infer that the Fund’s name conveys a particular type of strategy.

Prospectus

Fee Table

4.	Comment: Please complete all brackets throughout the Registration Statement and provide a completed fee table as part of the response letter.

Response: The Registration Statement has been revised to complete all missing items. Please see the completed fee table below:

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%
Distribution and Service (12b-1) Fees	0.00%
Interest Expense	0.14%
Other Expenses	0.35%
Acquired Fund Fees and Expenses (1)	0.54%
Total Annual Fund Operating Expenses	2.53%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

Principal Investment Strategies

5.	Comment: Please revise this section to disclosure what the Fund will invest in rather than discussing what it may invest in. As part of this revision, please provide allocation disclosure (i.e., what percentage of each type of investment that the Fund will invest in).

Response: The disclosure in question has been revised as follows (strikethrough and italics added for ease of review):

The Fund seeks to achieve its investment objective by investing primarily in a combination of long and short positions in equity and fixed income securities (which ~~may include~~ includes common stocks, bonds, floating rate loans, municipal securities, preferred stocks, shares of open-end and closed-end investment companies and exchange-traded funds (“ETFs”), futures contracts, options on futures contracts and U.S. Treasury instruments. The open-end and closed-end investment companies ~~may include~~ includes those that invest in equity and fixed income securities (including lower rated, high yield “junk” bonds). The ETFs and other investment companies are referred to as “Underlying Funds” in this prospectus. The Fund may borrow amounts of up to 33 1/3% of its total assets, less liabilities other than such borrowings, to take advantage of leverage opportunities by buying additional securities when the Fund’s adviser deems it advisable and to increase liquidity to meet redemption requests.

The Registrant respectfully declines to revise the disclosure with respect to allocation.

6.	Comment: Give the disclosure related to “short positions”, please confirm that the dividends on stocks sold short are included in the “other expenses” line item of the Fee Table.

Response: The Fund has not incurred such expenses during its last fiscal year. To the extent that the Fund engages in short sales and incurs share sale related expenses including the payment of dividends, such expenses will be reflected in future fee tables for the Fund.

7.	Comment: Please revise the disclosure, “…and fixed income securities (including lower rated, high yield “junk” bonds)” to read – “…and fixed income securities (including high yield bonds, also known as “junk” bonds).

Response: The requested revision has been made.

8.	Comment: In the first sentence of the second paragraph of this section, please clarify if the investments discussed are direct investments of the Fund or if they are investments made by the underlying funds in which the Fund invests.

Response: The disclosure in question has been revised as follows (italics added for ease of review):

In general, the Fund’s investments, either directly or through the Underlying Funds, in equity securities, futures contracts, options on futures contracts and bonds are intended to achieve the capital appreciation component, and the Fund’s investments in money market instruments, fixed income securities (including high yield bonds) and to a lesser extent U.S. Treasuries, are intended to achieve the income component of the Fund’s total return objective.

9.	Comment: Please review and reconcile the disclosure, “…the Fund’s allocation of its investments between the equity and fixed income market segments may vary without limitation” and “The Fund will invest in specific market segments when the adviser’s proprietary investment models….” If the Fund intends to invest in specific market segments, consider revising the disclose by deleting the first sentence and provide further clarity in the following paragraph regarding which specific market segments are being discussed. If the Fund intends to invest in a specific group of varied market segments, please add the corresponding risk disclosures where appropriate.

Response: The Registrant respectfully declines to revise the existing disclosure.

10.	Comment: With regard to the disclosure, “…and foreign issuers”, please either clarify that these foreign issuers are entirely in emerging markets, or add the appropriate risk disclosure to the Fund’s principal investment risks.

Response: The Registrant confirms that any Fund investment in foreign issuers are made through open-end mutual funds that are classified as emerging market bond funds.

11.	Comment: Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response: The Registrant respectfully declines to revise the existing disclosure.

Performance

12.	Comment: With regard to the disclosure, “…and two supplemental indexes”, please either remove the disclosure or add two supplemental indexes to the performance table.

Response: The disclosure in question has been revised to remove the reference to the “two supplemental indexes”.

13.	Comment: Please revise the bar chart to begin with returns for 2007, given the Fund’s inception date of October 2, 2006.

Response: The performance bar chart has been revised to include returns beginning with 2009, which encompasses the last 10 years of calendar performance for the Fund as required by Item 4(b)(2)(ii). Please see the completed chart below:

Tax Information

14.	Comment: Please add to the end of the disclosure in this section the following, “such dividends and capital gains may be taxable upon the eventually withdrawal from the tax free plan.”

Response: The disclosure in question has been revised as requested.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

15.	Comment: Given the disclosure, “…but more specific indexes as well, including those relating to particular sectors, markets, regions or industries”, as applicable, please provide related risk disclosures in the Fund’s principal investment risks corresponding to concentration in a particular sector, market, or industry.

Response: The Registrant has added the follow Sector Risk disclosures to its Principal Investment Risks in each of summary and statutory sections respectively:

Sector Risk. The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund's net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Sector Risk. Sector risk is the possibility that securities within the same sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors.

Principal Investment Risks

16.	Comment: Please add “Interest Rate Risk” to correspond to the Fund’s summary section risk disclosures.

Response: The requested revision has been made.

17.	Comment: Within “Municipal Securities Risk”, please briefly explain in great detail the terms, “Municipal general obligation debt issuers” and “Municipal revenue obligation debt issuers”. Also, within this risk disclosure, please include disclosure related to the tax risk municipal securities and any implications that such tax risks could have the returns of the Fund.

Response: The disclosure in question has been revised as follows (italics added for ease of review):

Municipal Securities Risk. Municipal securities are subject to the risk that legislative changes and local and business developments may adversely affect the yield or value of an Underlying Fund’s investments in such securities. Municipal general obligation debt is debt that is backed by the credit and taxing power of the issuing jurisdiction rather than the revenue from a given project. Municipal general obligation debt issuers may not be able to levy or collect enough taxes as necessary to make full and timely payments to investors. Municipal revenue obligation debt is debt that is supported by the revenue from a specific project, such as a toll bridge, highway, or local stadium. Municipal revenue obligation debt issuers may experience shortfalls in revenues, such as sales taxes, fuel taxes, or hotel occupancy taxes, generated by the particular project being financed. The Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in Underlying Funds that invest in the bonds of similar projects

(such as those relating to education, health care, housing, transportation, and utilities), industrial development bonds, or in bonds from issuers in a single state.

Management – Howard Smith

18.	Comment: Please revise the disclosure in this section to indicate that Howard Smith has managed the Fund since its inception in October 2006.

Response: The disclosure in question has been revised as requested.

Statement of Additional Information

Types of Investments

19.	Comment: Please add additional risk disclosure to this section pertaining to floating rate securities and municipal securities.

Response: The following risk disclosures have been added:

Floating Rate Debt Securities

The Fund may invest in floating rate debt securities. These securities are subject to a credit risk that the issuer of a security and other instrument will not be able to make principal and interest payments when due. The value of the Fund’s shares, and the Fund’s ability to pay dividends, is dependent upon the performance of the assets in its portfolio. Prices of the Fund’s investments can fall if the actual or perceived financial health of the borrowers or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons. In severe cases, the borrower or issuer could be late in paying interest or principal, or could fail to pay altogether. In the event a borrower fails to pay scheduled interest or principal payments on an investment held by the Fund, the Fund will experience a reduction in its income and a decline in the market value of such investment. This will likely reduce the amount of dividends paid by the Fund and likely lead to a decline in the net asset value of the Fund’s shares.

Municipal Bonds

The Fund may invest in municipal bonds. The value of municipal bonds that depend on a specific revenue source or general revenue source to fund their payment obligations may fluctuate as a result of changes in the cash flows generated by the revenue source(s) or changes in the priority of the municipal obligation to receive the cash flows generated by the revenue source(s). In addition, changes in federal tax laws or the activity of an issuer may adversely affect the tax-exempt status of municipal bonds. Investments in inverse floating rate securities typically involve greater risk than investments in municipal bonds of comparable maturity and credit quality and their values are more volatile than municipal bonds due to the leverage they entail.

20.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The following disclosure has been added:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

21.	Comment: If applicable, please add the following disclosure to the “Margin Purchases” non-fundamental policy (note that this disclosure appears in other filings made by the Registrant):

It should be noted that the Fund will from time to time invest in some Underlying Funds which are in effect leveraged, meaning that the values of those investments will fluctuate, for example, twice as fast as an underlying index or asset class – such leverage involving the same kind of risk as investing on margin, but without the interest cost.

Response: The requested disclosure has been added.

Trustee and Officer Table

22.	Comment: Please confirm that the address listed for the Trustees and Officers, “17645 Wright Street, Suite 200, Omaha, Nebraska 68130” is accurate.

Response: The Registrant confirms that this is the correct address.

23.	Comment: Please review and revise as applicable the principal occupations for each Trustee and officers for the past 5 years. The staff notes that the disclosure in this filing appears inconsistent with corresponding disclosure in other recent filings made by the Registrant.

Response: The disclosure in question has been updated.

24.	Comment: Please revise footnote **, to reflect information as of a date more recent than October 31, 2018. Additionally, within the footnote, please clarify what the word “Funds” refers to within the disclosure, “The term “Fund Complex” applies only to the Funds.”

Response: The disclosure in question has been revised.

Board Committees

25.	Comment: With regard to the disclosure, “[d]uring the past fiscal year, the Audit Committee held thirteen meetings” – please confirm the accuracy of the number of meetings held and further ensure that all disclosure in the Registration Statement is updated as of the most recent fiscal or calendar year as required by Form N-1A.

Response: The disclosure in question has been revised.

Portfolio Turnover

26.	Comment: Please revise the disclosure within this section to include a discussion regarding the variation of the Fund’s turnover rate over the Fund’s two most recent fiscal years.

Response: The following disclosure has been added:

The Fund’s variation in portfolio turnover from its fiscal year ended July 31, 2018 to its fiscal year ended July 31, 2019 was due to volatility and other market conditions.

Part C

27.	Comment: Please revise the “Item 32 – Not Applicable”, which the staff believes is a reference to “Item 32(c)”.

Response: The requested revision has been made.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser